CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF

ZAXIS INTERNATIONAL INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of ZAXIS INTERNATIONAL INC (the "Corporation") resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said Corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by changing Article FOUR so that, as amended, said Article shall be and read as follows:

The Corporation shall be authorized to issue one hundred ten million (110,000,000) shares of capital stock, of which one hundred million (100,000,000) shares shall be shares of common stock, $0.0001 par value ("Common Stock") and ten million (10,000,000) shares shall be shares of preferred stock, $0.0001 par value, which may be issued in one or more series ("Preferred Stock"). The Board of Directors of the Corporation is authorized to fix the powers, preferences, rights, qualifications, limitations or restrictions of the Preferred Stock and any series thereof pursuant to Section 151 of the Delaware General Corporation Law. The Board of Directors of the Corporation shall be authorized to issue one million (1,000,000) shares of series A preferred stock, $0.0001 par value ("Series A Preferred Stock"), the holders of which shall have the right to appoint one (1) member to the Board of Directors of the Corporation. The Board of Directors of the Corporation shall be authorized to issue two million (2,000,000) shares of series B convertible preferred stock, $0.0001 par value ("Series B Convertible Preferred Stock"). The holders of the Series B Convertible Preferred Stock shall have the following voting rights: Each share of Series B Convertible Preferred Stock shall be entitled to 20 (twenty) votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time (i) declare a dividend on the Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, (iii) combine the outstanding shares of Common Stock into a smaller number of shares or (iv) issue any of its shares of capital stock in a reclassification of the outstanding shares of Common Stock (including any such reclasssification in connection with a consolidation or merger in which the Corporation is the continuing or surviving entity), then in each such case the number of votes per share to which holders of shares of Series B Convertible Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event. The holders of Series B Convertible Preferred Stock shall have the right to convert each share into 20 (twenty) shares of Common Stock upon their written request at any time.

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by deleting Article FIVE in its entirety.

SECOND: That pursuant to General Corporation Law of the State of Delaware, the Corporation's Board of Directors is authorized to amend Article FOUR and delete Article FIVE of the Corporation's Certificate of Incorporation.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be 30th day of November 2004.

By: /s/ Ivo Heiden

Authorized Officer

Title: President and Chairman